Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 11, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 11, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Nature's Miracle Holding Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants to purchase Common Stock, each whole warrant exercisable for
one share of Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,